FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

CNPF/MF n.º 47.508.411/0001-56

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”), in compliance with the provisions of Article 157, paragraph 4th, of Law No. 6,404, of December 15, 1976, as amended and currently in force, and of Brazilian Securities and Exchange Commission - CVM Ruling No. 358/2002, as amended, hereby informs to the shareholders and the general public that, on the date hereof, CBD received a correspondence from the International Chamber of Commerce ("ICC"), through which it was notified about the request for an arbitration proceeding filed by Morzan Empreendimentos e Participações (the "Procedure").

The Procedure refers to issues relating to the Share Purchase Agreement entered into by Mandala Empreendimentos e Participações S.A., a subsidiary of CBD, on June 8th, 2009 (the "Agreement"), to acquire 86,962,965 common shares, without par value, then representing 70.2421% of the voting capital of Globex Utilidades S.A., object of the Material Fact released by CBD on June 8th, 2009, and its terms and conditions are subject to confidentiality obligations.

CBD understands that the request submitted in the Procedure is unsupported, since the Agreement has been fully complied with, what will be demonstrated throughout the Procedure.

CBD will keep its shareholders and the market informed of any relevant developments relating to the Procedure.

São Paulo, June 14, 2012

Vitor Fagá de Almeida

Finances, Corporate Services and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 14, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.